ROBERT CARTER

CERTIFICATE OF QUALIFICATION

Re: Lalor Mine Technical Report, March 30, 2017

I, Robert Carter, P.Eng., of Burlington, Ontario, do hereby certify that:

1.	I am currently employed as Lalor Mine Manager with Hudbay Minerals Inc. (the “Issuer”), 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5

2.	I graduated from University of Manitoba with a Bachelor of Sciences in Geological Engineering in 1997.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of Manitoba, Registration #21836.

4.	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100089189.

5.

I have practiced my profession continuously for over 19 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve evaluations, and mine operations for base metal deposits and operations in North and South America.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

7.

I have reviewed and approved and I am responsible for the preparation of this Technical Report titled “NI 43-101 Technical Report, Lalor Mine, Snow Lake, Manitoba, Canada”, dated March 30, 2017 (the “Technical Report”) and effective as of March 30, 2017.

8.	I last visited the property on March 30, 2017. I am directly involved with Lalor mine on a permanent basis because of my role as mine manager and I personally inspect the operation on a routine basis.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.

I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3 (3) of NI 43-101 where “a technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

11.	I have been involved with the Lalor property, which is the subject of the Technical Report, continuously since discovery in 2007.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

13.

I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of March, 2017.

Original signed by:

Robert Carter

Robert Carter, P. Eng.

Lalor Mine Manager, Hudbay Manitoba Business Unit